

August 16, 2023

Warren E. Buffett
Chief Executive Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131

      Re: Berkshire Hathaway Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed March 17, 2023
          File No. 001-14905

Dear Warren E. Buffett:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Disclosure Review Program